FUTURE PROOF PROPERTY INTELLIGENCE P.B.C.
(A Delaware Public Benefit Corporation)

REVIEWED FINANCIAL STATEMENTS
(With Independent Accountants' Review Report)

FOR THE PERIOD FROM MARCH 11, 2025 (INCEPTION)
THROUGH AUGUST 31, 2025

Table of Contents

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Management of
Future Proof Property Intelligence P.B.C.
Kailua-Kona, Hawai'i 96740

We have reviewed the accompanying financial statements of Future Proof Property Intelligence P.B.C. (a Delaware public benefit corporation) (the Company), which comprise the balance sheet as of August 31, 2025, and the related statements of operations, changes in shareholders' equity, and cash flows for the period from March 11, 2025 (inception) through August 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Future Proof Property Intelligence P.B.C. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10, the Company has suffered losses from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Maui:
1885 Main Street, Suite 408 • Wailuku, Hawaii 96793
1885 Main Street, Suite 407 • Wailuku, Hawaii 96793
Phone: 808.242.5002

Big Island:
73-4976 Kamanu Street, Suite 107
Kailua-Kona, Hawaii 96740
www.carbocpa.com

Big Island:
1437 Kilauea Ave; suite 104 • Hilo, Hawaii 96720
Mailing: P.O. Box 4372 • Hilo, Hawaii 96720
Phone: 808.930.6850

As discussed in Note 3 to the financial statements, the valuation methodology used to determine the fair value of acquired definite-lived intangible assets and the related goodwill recognized as of August 31, 2025. The valuation was based on an independent report prepared by Teknos Associates LLC (Teknos), and serves as the primary basis for the measurement of these amounts in accordance with U.S. generally accepted accounting principles. Our conclusion is not modified with respect to this matter. Users of the financial statements should refer to the valuation report in its entirety for a comprehensive understanding of the assumptions and methodologies applied.

As discussed in Note 7 to the financial statements, the Company has entered into significant transactions with related parties. These transactions are conducted in the normal course of business; however, they may not be conducted on the same terms and conditions as those with unrelated parties. Our conclusion is not modified with respect to this matter.

Carbonaro CPAs & Mgmt Group

Kailua-Kona, Hawai‘i
October 20, 2025

FUTURE PROOF PROPERTY INTELLIGENCE P.B.C.

Balance Sheet
As of August 31, 2025

ASSETS

CURRENT ASSETS		
Cash (Note 2)	$	15,867
Subscriptions Receivable (Note 8)		67,000
Deferred Offering Costs (Note 2)		46,560
Total Current Assets		129,427
EQUIPMENT (Note 2)		
Computer Equipment		5,964
Less: Accumulated Depreciation		(166)
Total Equipment, Net		5,798
OTHER NON-CURRENT ASSETS		
Due From Ex Machina Financial LLC (Notes 7 and 8)		355,012
Definite-Lived Intangible Assets (Notes 2 and 3)		2,010,913
Goodwill (Notes 2 and 3)		496,719
Total Other Non-Current Assets		2,862,644
TOTAL ASSETS	$	2,997,869

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	359,145
Accrued Interest		1,021
Demand Promissory Note - TPHA (Notes 3 and 5)		2,130,000
Demand Promissory Notes - Related Parties (Notes 5 and 7)		204,760
Total Liabilities		2,694,926
SHAREHOLDERS' EQUITY (Note 8)		
Common Stock, $0.01 par value, 25,000,000 shares authorized as of August 31, 2025, 6,877,506 issued and outstanding		68,775
Additional Paid In Capital		353,237
Accumulated Deficit		(119,069)
Total Shareholders' Equity		302,943
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	2,997,869

FUTURE PROOF PROPERTY INTELLIGENCE P.B.C.

Statement of Operations
For the period from March 11, 2025 (inception) through August 31, 2025

OPERATING AND ADMINISTRATIVE EXPENSES

Marketing (Note 2)	$	49,249
App Development (Note 2)		39,950
Professional Fees		24,192
Research and Development (Note 2)		2,617
General and Administrative		1,874
Interest		1,021
Depreciation		166
Total Operating and Administrative Expenses		119,069
Operating Loss		(119,069)
INCOME TAX PROVISION		-
NET LOSS	**$**	**(119,069)**

The accompanying notes and Independent Accountants' Review Report are an integral part of these financial statements.

FUTURE PROOF PROPERTY INTELLIGENCE P.B.C.

Statement of Changes in Shareholders' Equity
For the period from March 11, 2025 (inception) through August 31, 2025

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance at March 11, 2025 (inception)	-	$ -	$ -	$ -	$ -
Issuance of Par-Value Common Stock	6,700,000	67,000	-	-	67,000
Issuance of Common Stock	177,506	1,775	353,237	-	355,012
Net Loss	-	-	-	(119,069)	(119,069)
Balance at August 31, 2025	6,877,506	$ 68,775	$ 353,237	$ (119,069)	$ 302,943

The accompanying notes and Independent Accountants' Review Report are an integral part of these
financial statements.

FUTURE PROOF PROPERTY INTELLIGENCE P.B.C.

Statement of Cash Flows
For the period from March 11, 2025 (inception) through August 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(119,069)
Adjustments to Reconcile Net Loss To Net Cash		
Used In Operating Activities:		
Depreciation		166
Changes in Operating Assets and Liabilities:		
Accounts Payable		(17,574)
Accrued Interest		1,021
Net Cash Used by Operating Activities		(135,456)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of Equipment		(5,964)
Net Cash Used by Investing Activities		(5,964)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Deferred Offering Costs		(46,560)
Purchased Domain Names		(913)
Demand Promissory Notes - Related Party		204,760
Net Cash Provided by Financing Activities		157,287
Net Increase in Cash and Cash Equivalents		15,867
CASH, AT INCEPTION		-
CASH, END OF PERIOD	**$**	**15,867**
SUPPLEMENTAL DISCLOSURES		
Interest Paid	$	-
Federal and State Income Taxes Paid	$	-
Noncash Investing and Financing Activities:		
Business Acquisition (Note 3):		
Promissory Note	$	2,130,000
Assumed Accounts Payable	$	376,719
Issuance of Common Stock for Related Party Receivable (Note 8)	$	355,012

The accompanying notes and Independent Accountants' Review Report are an integral part of these financial statements.

Notes to the Financial Statements
For the period from March 11, 2025 (inception) through August 31, 2025

Note 1. ORGANIZATION

Future Proof Property Intelligence P.B.C. (the "Company") is a Public Benefit Corporation organized under the laws of the State of Delaware on March 11, 2025. The Company's fiscal year ends on December 31.

Effective September 10, 2025, the Company changed its legal name from Future Proof Climate Intelligence P.B.C. to Future Proof Property Intelligence P.B.C., and has been registered with the appropriate state and federal authorities. The name change had no impact on the Company's operations, financial position, or ownership structure.

The Company has not commenced principal operations and has incurred significant expenditures for the acquisition of the Company's technology. Once the Company's planned principal operations commence, its focus will be on providing an artificial intelligence based inspection platform for assessing and remediating homes at risk from extreme weather.

The Company is an emerging pre-revenue climate-technology company that integrates property inspection, risk analytics, and remediation planning into a unified solution for homeowners, insurers, and contractors. The Company's mission is to protect homes and communities from the increasing risks of extreme weather events while enabling cost-effective mitigation strategies and building resilience. The Company is developing a suite of four interconnected products:

- Magic Window – A consumer-facing mobile app (released October 2025) that provides homeowners with disaster risk assessments, personalized action reports, insurance discount information, and real-time weather alerts.
- XHome Survey – A planned Q1 2026 release that creates a 3D exterior model of a property and delivers a detailed remodeling plan with materials and cost estimates. The tool connects homeowners with DIY resources and qualified contractors.
- Visionary – The analytics engine (released July 2025) that powers Future Proof's property dossiers, enabling contractor estimating and insurance underwriting through pre- and post-remodeling risk assessments.
- RePay – A financing solution (expected 2027) designed to support affordable remediation through a mortgage-backed green bond fund, enabling homeowners to finance resilience upgrades at scale.

The Company's activities are subject to significant risks and uncertainties, including being unable to secure additional funding to make the Company's current technology operational before another company develops similar technology.

The financial statements of the Company have been prepared using generally accepted accounting principles (GAAP) applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Note 1. ORGANIZATION (concluded)

The Company's technology was acquired from The Paulele Hale Association, Inc. ("TPHA"), a 501(c)(3) nonprofit corporation located in the State of Hawai'i, engaged in the business of developing climate resilient construction materials and engineering techniques.

Until July 31, 2025, the Company and TPHA were under common control due to having the same board of directors and shared governance. This common control relationship ceased on July 31, 2025 when the boards were restructured. Transactions between the entities during the period of common control were conducted in the ordinary course of business and have been disclosed as related party transactions where applicable. See Note 7 for further information.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting: The Company uses the accrual method of accounting for financial statement reporting according to generally accepted accounting principles. Under this method of accounting, revenue is recognized when earned rather than when received and expenses are recognized when incurred rather than when paid.

Entities Under Common Control: In October 2018, the Financial Accounting Standards Board issued ASU 2018-17, Consolidation (Topic 810): *Targeted Improvements to Related Party Guidance for Variable Interest Entities*, which expands the ability of private companies to elect not to apply the VIE (variable interest entity) consolidation guidance to legal entities under common control, provided certain criteria are met. The Company has made a one-time, irrevocable election to apply this accounting alternative. Under this election, the Company does not evaluate qualifying common control entities for consolidation under the VIE model. However, the Company continues to apply all other applicable consolidation guidance (including the voting-interest entity model) and other U.S. GAAP.

Business Combinations: The Company accounts for business combinations using the acquisition method of accounting in accordance with *ASC 805 – Business Combinations*. Assets acquired and liabilities assumed are recorded at their estimated fair values as of the acquisition date. Any excess of the purchase price over the fair value of net assets acquired is recorded as goodwill. Acquisition-related costs are expensed as incurred. The operating results of acquired businesses are included in the Company's financial statements from the date of acquisition as noted more fully in Note 3.

Cash and Cash Equivalents: The Company considers all demand deposits as cash and all highly liquid investments purchased with a remaining maturity of three (3) months or less to be cash equivalents.

Deferred Offering Costs: The Company has capitalized deferred offering costs in connection with its planned private offering of securities. These costs primarily include direct costs related to the offering. In accordance with ASC 340-10-S99-1, these costs are deferred and will be offset against the proceeds from the offering upon its successful completion. If the offering is not completed, these costs will be expensed in the period the offering is terminated. Management evaluates the status of the offering on an ongoing basis to determine the appropriate treatment of such costs.

FUTURE PROOF PROPERTY INTELLIGENCE P.B.C.

Notes to the Financial Statements
For the period from March 11, 2025 (inception) through August 31, 2025

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment: Computer equipment are stated at cost, net of accumulated depreciation. The Company capitalizes purchases of property and equipment with a useful life exceeding one year. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is 3 years. Repairs and maintenance are expensed as incurred.

Definite-Lived Intangible Assets:

Definite-lived intangible assets are recorded at cost and amortized on a straight-line basis over their estimated useful lives, which reflect the period over which the assets are expected to contribute to future cash flows. The Company reviews the estimated useful lives of these assets on a periodic basis and adjusts them as necessary.

The Company evaluates definite-lived intangible assets for impairment in accordance with *ASC 360, Property, Plant, and Equipment*, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds the sum of the expected undiscounted future cash flows, an impairment loss is recognized in the amount by which the carrying amount exceeds its fair value.

Definite-Lived Intangible Assets consisted of the following as of August 31, 2025:

		Useful Life
Developed Technology	$ 1,770,000	5-years
Marketing-Related Assets	240,000	4-years
Domain Names	913	15-years
Less: Accumulated Amortization	-	
Total	$ 2,010,913	

Developed technology includes technology, software, and technical assets of the business, including all software applications, front-end and back-end code, source code and object code, software libraries, databases, AI models, architectures all large language model (LLM) training sets and datasets, algorithms, integration techniques, methods, and all related documentation and technical manuals. Marketing-related assets include all rights, title, and interest in its trademarks, service marks, trade names, brand names, slogans, logos, and domain names, whether registered, pending, or unregistered.

Goodwill: Goodwill is tested for impairment in accordance with ASC 350: *Intangibles—Goodwill and Other*. The Company reviews goodwill at least annually, or more frequently if triggering events occur. Goodwill is not amortized. No impairment was recognized during the interim period ended August 31, 2025. On August 31, 2025, the Company acquired all the developed technology, marketing, and assembled workforce and liabilities of The Paulele Hale Association, Inc. (TPHA). The total purchase consideration was approximately $2,500,000, which was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The acquisition resulted in the recognition of approximately $500,000 of goodwill. The results have been included in the Company's financial statements from the acquisition date.

Notes to the Financial Statements
For the period from March 11, 2025 (inception) through August 31, 2025

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Share-Based Compensation: The Company accounts for share-based compensation in accordance with ASC 718, recognizing expense for equity awards based on their grant date fair value. Compensation cost is recognized on a straight-line basis over the vesting period. Fair value of share options is estimated using the Black-Scholes model, with assumptions based on peer data and the simplified method for expected term. Forfeitures are recognized as incurred.

Research and Development Costs:

The Company expenses research and development costs as incurred in accordance with *Accounting Standards Codification ("ASC") Topic 730, Research and Development.* Research and development expenses include salaries and benefits for employees engaged in research and development activities, costs of materials and supplies used in research and development, consulting fees, contract research, and an allocation of overhead related to the research and development function.

Software development costs related to products to be sold, leased, or otherwise marketed are accounted for under *ASC Topic 985-20, Software — Costs of Software to Be Sold, Leased, or Marketed.* Capitalization of software development costs begins when technological feasibility of the product has been established and ends when the product is available for general release to customers. No software development costs were capitalized during the periods presented, as costs incurred prior to reaching technological feasibility were expensed as research and development.

Startup Activities: In accordance with ASC 720-15, *Start-Up Costs*, the Company expenses all startup and organization costs as incurred. Startup costs include, but are not limited to, costs related to activities such as business formation, market research, training, and the development of policies and procedures. These costs are recognized in the period in which they are incurred.

Marketing: Marketing and advertising costs are expensed as incurred in accordance with ASC 720-35, *Advertising Costs*.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. BUSINESS ACQUISITION

On August 31, 2025, pursuant to the terms of the Technology Business Acquisition Agreement, the Company acquired rights, title, and interest in and assets and properties of TPHA, tangible or intangible, consisting of an AI-based platform for climate disaster risk modeling, property risk analysis, construction engineering recommendations, planning and cost estimating, marketing lead generation for material suppliers, remodeling contractors, and insurance risk underwriting, offered as a software-as-a-service platform. The Company issued a demand note payable of $2,130,000 and assumed the accounts payable of TPHA as of July 31, 2025.

Note 3. BUSINESS ACQUISITION (concluded)

Purchase accounting was applied to the assets acquired and liabilities assumed from TPHA based upon their fair market values as of August 31, 2025, the date of the acquisition. The fair value of assets and liabilities transferred on the date of the acquisition are as follows:

Consideration Transferred:	
Demand Note Payable	$ 2,130,000
Liabilities Assumed As of July 31, 2025	376,719
Total Conideration	2,506,719
Fair Value of Definite-Lived Intangible	
Assets Acquired	2,010,000
Goodwill	$ 496,719

Of the $2,010,000 of acquired definite-lived intangible assets, $1,770,000 was assigned to developed technology, and $240,000 to marketing-related assets. Both are subject to amortization.

As part of the business component acquisition, the Company acquired various contracts and agreements related to the operations of the acquired business component. These contracts primarily include supplier arrangements, licensing agreements, and other commercial contracts that are integral to the ongoing operations of the acquired entity. The Company evaluated the terms of the acquired contracts to determine whether any represented identifiable intangible assets or contained favorable or unfavorable terms relative to market conditions. The fair values of these contracts were determined using appropriate valuation methodologies, including the income approach and the cost approach, where applicable.

Note 4. COMMITMENTS

As of August 31, 2025, the Company is party to a contractual arrangement that require future payments. This commitment includes a non-cancelable service contract for licensed software to display demographics and climate analysis information on the Company's website. The rate of the first fifteen (15) months of the initial term is $40,500. Subsequent twelve (12) month periods are at an annual rate of $36,000 with a monthly payment schedule of $3,000 per month. The initial term is for 15-months.

Note 5. NOTES PAYABLE

Notes payable consists of the following as of August 31, 2025:

Description	
Demand Promisory note payable to The Paulele Hale Association, Inc., interest at 6.00%.	$ 2,130,000
Demand promisory note payable to Ex Machina Financial, LLC, interest at 6.00%.	$ 204,200
Demand promisory note payable Ex Machina Water Systems, no interest.	560
Total Demand Promissory Notes - Related Parties	$ 204,760

Note 6. INCOME TAXES

The Company accounts for income taxes in accordance with *ASC 740, Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

For the period ended August 31, 2025, the Company incurred a net loss and has not recorded any provision for income taxes, as there was no taxable income.

As of August 31, 2025, the Company has not recognized any deferred tax assets or liabilities in the accompanying financial statements due to the uncertainty of realizing the benefit of net operating loss carryforwards and other potential deferred tax items. The Company has determined that a full valuation allowance would be required for any deferred tax assets, and as such, no deferred tax assets have been recorded. The Company will continue to assess the realizability of deferred tax assets in future periods and will recognize such assets when it is more likely than not that they will be realized.

The Company files income tax returns in the United States federal and applicable state jurisdictions. As of August 31, 2025, all tax years since inception remain open and subject to examination.

There were no unrecognized tax benefits, interest, or penalties recorded during for the period from March 11, 2025 (inception) through August 31, 2025, and the Company does not anticipate any significant changes in uncertain tax positions in the next 12 months.

Notes to the Financial Statements
For the period from March 11, 2025 (inception) through August 31, 2025

Note 7. RELATED PARTY TRANSACTIONS AND COMMON CONTROL

The Paulele Hale Association, Inc. (TPHA): As described in Note 1, the Company and TPHA were under common control due to having the same board of directors and shared governance until July 31, 2025. The following transactions occurred and continue to occur between TPHA and the Company:

- The Chairman of the Board of TPHA owns substantially all of the outstanding stock of the Company.
- Other members of governance of TPHA are board members and senior executives of the Company, having been issued warrants for their services.

Ex Machina Financial LLC: The following transactions occurred between the Company and Ex Machina Financial LLC, a Company wholly owned by the Chairman of the Company:

- Due From Ex Machina Financial LLC
- Demand Promissory Notes Payable

The following table provides related party transactions for the period from March 11, 2025 (inception) through August 31, 2025, and as of August 31, 2025:

Description	Related Party Name	Relationship	Amount During Common Control Ending July 31, 2025	Balance Outstanding as of August 31, 2025
Subscriptions Receivable	Benjamin (David) Gilliland	Chairman	$ 65,000	$ 65,000
Due From Ex Machina Financial LLC	Benjamin (David) Gilliland	Chairman	$ 355,012	$ 355,012
Demand Promissory Notes - Related Parties	Benjamin (David) Gilliland	Chairman	$ 204,760	$ 204,760
Accounts Payable:	Jennifer Price	Member	$ 8,382	$ -
	Jessie Torrisi	Member	$ 11,794	$ 13,003
	Claudia Brenner	Member	$ 55,021	$ 52,021
	Pualilia Paikuli	Member	$ 2,000	$10,000
Common Shares	Benjamin (David) Gilliland	Chairman	6,500,000 shares	6,500,000 shares
Warrants:	Jennifer Price	Member	100,000 warrants	100,000 warrants
	Jessie Torrisi	Member	100,000 warrants	100,000 warrants
	Dawn Sena	Member	100,000 warrants	100,000 warrants
	Pualilia Paikuli	Secretary	350,000 warrants	350,000 warrants

Notes to the Financial Statements
For the period from March 11, 2025 (inception) through August 31, 2025

Note 8. SHAREHOLDERS' EQUITY

The Company is incorporated in the State of Delaware and is subject to the Delaware General Corporation Law ("DGCL"), which governs the issuance and treatment of capital stock.

Common Shares: The amount of total stock the Company is authorized to issue is 25,000,000 shares (number of authorized shares) with a par value of $0.01 per share.

Restriction on Transfer: All shares issued are subject to substantial transfer restrictions. Subscribers may not sell, transfer, assign, pledge, encumber, or otherwise dispose of the shares without obtaining the Company's express prior written consent.

Par Value and Issuance of Shares: Under Delaware law, shares may not be issued for consideration less than their stated par value. To date, all shares issued by the Company have been authorized by the Board of Directors and issued in compliance with DGCL §153, at or above par value.

No Gratuitous or Unpaid Issuances: In accordance with DGCL §152, the Company may not issue "free" or unpaid shares. All shares issued during the period have been issued for valid consideration, including cash, services rendered, or other forms of permissible consideration, as approved by the Board. As of the date of this report, 6,700,000 shares are subject to unpaid balances recognized as subscriptions receivable on the balance sheet.

Other Matters:

The Company has not declared dividends and is under no obligation to do so. There have been no amendments to the authorized capital structure during the interim period. No legal proceedings related to equity or corporate governance were initiated or settled during the period.

During the period from March 11, 2025 (inception) to August 31, 2025, in connection with the formation and capitalization of the Company, the Company issued 6,700,000 shares of common stock at par value for consideration approved by the Board of Directors. Of the total shares issued:

- 200,000 were issued to unrelated third parties for future cash or services; and
- 6,500,000 were issued to the Chairman of the Board of both the Company and TPHA for future cash or services.

During the period from March 11, 2025 (inception) to August 31, 2025, the Company sold 177,506 shares of its common stock at a price of $2.00 per share. The proceeds of $355,012 were retained by a related party, Ex Machina Financial LLC, and recognized as a Due From Ex Machina Financial LLC as of August 31, 2025.

Notes to the Financial Statements
For the period from March 11, 2025 (inception) through August 31, 2025

Note 9. SHARE-BASED COMPENSATION

The Company's Employee and Consultant Stock Option and Warrant Plan (the Plan) provides for the grant of options and warrants to purchase common shares. As of August 31, 2025, not more than 25,000,000 shares may be issued under the Plan. The Plan became effective on May 1, 2025 and shall terminate automatically 10 years after the adoption date of August 22, 2025. The Plan may be terminated on any earlier date pursuant to the Board of Directors amending, suspending or terminating the Plan at any time and for any reason. Options and warrants under the Plan may permit exercise through a "net exercise" arrangement pursuant to which the Company will reduce the number of shares issued upon exercise.

During the period from March 11, 2025 (inception) through August 31, 2025, the Company granted warrants to Board of Director Members to purchase 1,000,000 shares, employees to purchase 75,000 shares, and non-employee consultants to purchase 250,000 shares at the Company's par value of $0.01 per share. For grants issued before July 31, 2025, there is a 100% vesting acceleration upon (a) acquisition, sale, merger, or (b) initial public offering of the Company. For grants issued on or after August 1, 2025, a double-trigger acceleration applies: (i) Change of control (as defined in this Plan), and (ii) Termination without cause or resignation for good reason within 12 months thereafter.

All options and warrants have a standard vesting schedule of three (3) years, typically in equal monthly installments. Service commencement for vesting may be credited retroactive to May 1, 2025, if provided in an employment or consulting agreement. Unvested shares are forfeited upon termination of service, unless subject to acceleration. No options were granted during the period.

Options and warrants are not transferable except by will or the laws of descent. No assignment, sale, pledge, or transfer is permitted during the holder's lifetime without Board approval.

As of the effective date of May 1, 2025, given the absence of any identifiable assets or business operations, in accordance with the principles under Internal Revenue Code Section 409A and ASC 718 – *Compensation – Stock Compensation*, no justifiable value was assigned to equity of the Company for either tax or financial reporting purposes.

No warrants were exercised nor expired/cancelled during the period.

Note 10. CONTINUING OPERATIONS

The Company has experienced expected losses and negative cash flows from operations since inception. These circumstances, if not mitigated, could indicate substantial doubt as to the ability of the Company to continue as a going concern through October 20, 2026 (within one year from issuance of these financial statements). The Company plans to obtain additional funding from investors and related parties in the future in order to finance its business strategy, operations and growth. Failure to obtain this additional funding would be detrimental to the Company. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

Note 11. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through October 20, 2025, the date the financial statements were available to be issued. There are no recognized subsequent events, events that provide additional evidence about conditions that existed at the balance sheet date, or non-recognized subsequent events, or events that provide evidence about conditions that did not exist at the balance sheet date, which are necessary to disclose to keep the financial statements from being misleading.